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                    COMMODORE SEPARATION TECHNOLOGIES, INC.
                        150 EAST 58TH STREET, SUITE 3400
                            NEW YORK, NEW YORK 10155
                                 (212) 308-5800


                                                                  March 27, 1997


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Edgar Filer Support

Ladies and Gentlemen:

     Re: Accession Number 0000950116-97 537
         File No.: 333-11813
         -----------------------------------

         We hereby request the above-referenced filing to be withdrawn, as it was erroneously transmitted with the CIK and CCC of Commodore Separation Technologies, Inc. Amendment No. 1 to the Commodore Applied Technologies, Inc. 8-K and amendment No. 1 to the Commodore Environmental Services, Inc. 8-K have since been refiled, with their proper CIK and CCC codes, to correct the error.


                                       Very truly yours,

                                       COMMODORE SEPARATION TECHNOLOGIES, INC.


                                       By: /s/ Andrew P. Oddi
                                           -----------------------
                                           Andrew P. Oddi
                                           Vice President of Finance